January 16, 2018

VIA EDGAR

Robert F. Telewicz, Jr., Accounting Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Great Ajax Corp.
Form 10-K
Filed March 2, 2017
Initial Response Letter, Dated November 22, 2017
File No. 001-36844

Dear Mr. Telewicz:

This letter is submitted in response to your letter, dated January 10, 2018 (the “Letter”), to Ms. Mary Doyle, Chief Financial Officer of Great Ajax Corp. (the “Company”).

For convenience of reference, the comment contained in the Letter is reprinted below in italics, followed by our response.

Form 10-K

Financial Statements

Note 3. Mortgage Loans, page F-3

1.	Please refer to the response to comment 4. While we understand the mechanics of reducing the carrying value of the loans by all cash receipts and increasing the carrying value by accretion income recognized, it is not clear to us how that is reflected in table 7. In particular, we are unclear how the “accretion income recognized” and “payments received” line items in table 7 reconcile to similar line items in your consolidated statements of cash flows. Please provide us with a reconciliation of these amounts. In addition, please explain to us why the interest income accreted in 2015 per table 7 exceeds the total payments received.

Response:

The Company respectfully notes to the Staff that the non-cash accretion of interest income increases the loan balance, and if subsequent cash is received through a loan payoff or as a result of the liquidation of the underlying collateral, the cash inflows related to the current principal balance (or historical cost basis for real estate owned properties (“REO”)) are recognized through the “Principal paydowns on mortgage loans” or the “Proceeds from sale of property held-for-sale” line items, respectively, on the Consolidated Statement of Cash Flows, and as illustrated below.

The Company advises the Staff that it uses a probability weighted cash flow model and recognizes accretable yield based on forecasted cash flows. For mortgage loans as to which there is an increased expectation that the Company might foreclose on the borrower and take possession of the underlying property, forecasted cash flows include a portion of the expected net liquidation proceeds (in lieu of the expected proceeds from contractual payments) of the property based on that path’s probability weighting. The Company generally acquires these loans at a discount to the contractual balance.

Generally, mortgage loans that follow the foreclosure path do not make current payments and all cash is received upon the liquidation of the property. The loans acquired by the Company in 2014 and early 2015 included a significant percentage of non-performing loans. Non-performing loans generally have a higher probability of foreclosure. Seventy-two REO properties were acquired through foreclosure or deed in lieu of foreclosure in 2015, followed by the liquidation of the underlying property in a subsequent period. By way of reference, the Company has included the net liquidation proceeds from the sale of real estate owned for 2015 and 2016 in the table below.

	2016	2015
Accretion	$70,559	$47,700	Note 3 - Mortgage Loans (Sum of both RPL and NPL accretion)

Non-Cash Interest Income Accretion	(39,178)	(30,936)	Statement of Cash Flows (Cash Flows from Operating Activities)

Cash Interest Collections	31,381	16,764	Calculated - Not Disclosed

Principal paydowns on mortgage loans	58,388	26,400	Statement of Cash Flows (Cash flows from Investing Activities)

Payments received	$89,769	$43,164	Table 7

Proceeds from sale of property held-for-sale	9,117	2,729	Statement of Cash Flows (Cash flows from Investing Activities)

Total Collection on Mortgage Assets	$98,886	$45,893

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If you should have any additional questions, please contact me directly at (503) 444-4224.

Very truly yours,

/s/ Mary Doyle
Mary Doyle
Chief Financial Officer

cc:	Paul Cline, Division of Corporation Finance
Lawrence Mendelsohn, Chief Executive Officer
Anna T. Pinedo, Esq., Morrison & Foerster LLP
John Donohue, CPA, Moss Adams LLP